FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.

0001102913

Exact Name of Registrant as Specified in Charter

Registrant CIK Number

Form 8-K, December 5, 2003, Series 2003-12

333-105982

Name of Person Filing the Document
(If Other than the Registrant)



04005605

PROCESSED

JAN 2 0 2004

THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 5, 2003

AMERIQUEST MORTGAGE SECURITIES INC.

By:_____

Name:

Title:

Jule J. Keen

EVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ALOANID BORFICO PROPTYPE LNTYPE GRADE PREPAYTERM CALCTERM LTV CLTV ORIGRATE RATE FPDATE MTDATE ORIGPAYAMT MODATE ORIGINAL SCHEDBAL1 PURPOSE OWNXOCC INDEX NPOADATE NPADATE MARGIN MINRATE MAXRATE DOC ORIGDATE APPVAL SALESPRICE BUNDCD PREPAY CALCCD GROUP PMI ATERM OTERM FRACAP PERINCAP APPREQ

LNID	BORRID	PROPTYPE	LNTYPE	GRADE	PREPAYTEF	CALCTERM	LTV	CLTV	ORIGRATE	RATE	PRDATE	MTDATE	ORIGPANDI	NDDATE	ORIGBAL	SCHEDBAL	PURPOSE	OWNOCC	INDEX	NPADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BUNOCC	PREPAY	PREPAYCALC	CO	GROUP	PMI	ATERM	OTERM	FRACAP	PERINT	CAPFREQ

ALOANID	BORRHO	PROPTYPE	LNTYPE	GRADE	PREPAYTEF	CALCETERM	LTV	CLTV	ORIGRATE	RATE	FPRATE	FPDATE	MTDATE	ORIGPYAMT	NXBDATE	ORIGINAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NPADATE	NPADATE	MARGIN	MINRATE	MAXRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BUXODI	PREPAYCAL	OCO	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTCAP	RFREQ

ALOANID	BORRID	PROPTYPE	LNTYPE	GRADE	PREPAYTEF	CALCTYPE	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPRIN	MIDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNROCC	INDEX	NPRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BUNOCC	PREPAYCD	CDCD	GROUPNA	PMI	ATERM	OTERM	FRACAP	PERINTCAP	PAYFREQ

ALOANID	BORRH	HOMO	PROP.TYPE	LNTYPE	GRADE	PREPAYTEF	CALC	TERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPANDI	PANDI NADATE	ORIGDATE	ORIGINAL	SCHEDBAL1	PURPOSE	OWN/OCC	INDEX	NPADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BUNDOR	PREPAYCALCOD	GROUP	PMI	ATERM	OTERM	FRACAP	PERINT	CAP	FRREQ

ALOANID	BORROID	BORTYPE	LNTYPE	GRADE	PREPAYPEN	PREPAYTER	CALCTERM	LTV	CLTV	ORIGRATE	RATE	FRDATE	MTDATE	ORIGPANDI	MDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NPMDATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BLNCO	PREPAYCALC	CCD	GROUP	PMI	ATERM	OTERM	FRACAP	PERIINTCAP	RREFIEO

ALOANID BORNID PRODTYPE LNTYPE GRADE PREPAYTEE CALCTERM LTV CLTV ORGRATE RATE FPDATE MIDATE ORIGPANDI MDATE ORIGBAL SCHEDBAL PURPOSE OWNOCC INDEX NPADATE NPADATE MARGIN MINRATE MAXRATE DOC ORIGDATE APPVAL SALESPRICE BLKCD PREPAYCLOCD GROUP PMI ATERM QTERM FRACAP PERINTCAP RATEFREQ

1h

ALOANID BORRHOPROPTYPE UNTYPE GRADE PREPAYTEF CALCTERM LTV OLTV ORIGRATE RATE FPDATE MTDATE ORIGPANDI NXDATE SCHEDBAL PURPOSE OWNOCC INDEX NPXADATE NPRADATE MARGIN MINRATE MAXRATE DOC ORIGDATE APPVAL SALESPRICE BLMCO/PREPAYCALDCD GROUP/PMI ATERM OTERM FRACAP/PERIMTCAP/RFIELD

ALOANNO	BORRNO	PROPTYPE	LNTYPE	GRADE	PREPAYTP	GRADE2	CUR1	TERM	LTV	CLTV	ORIGRATE	RATE	PRATE	MTRATE	ORIGPARMT	MODATE	PURPOSE	SCHED BAL	ORIGBAL	MARGIN	MINRATE	MAXRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BUYDOWN	PREPAYCALC	OCC	CODE	GROUP	PMI	ATERM	OTERM	FICACP	PERM/UCA	PRREQ

ALOAND	BORHRO	PROPTYPE	LNTYPE	GRADE	PREPAYTERF	CALCRTERM	LTV	CLTV	ORIGRATE	RATE	PPRATE	MTDATE	ORIGPANDI	NXDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NPADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BLNCD	PREPAY	CALCOD	GROUP	PMI	ATERM	OTERM	FRACAP	PERINTCAP	FREQ
59531921	649	SFR	ARM	5A	0	358.998	80	80	8.3	8.3	12/1/2003	11/1/2003	634.02	1/1/2004	84000	80948.98	REFI-CASH OUT	OWNER	OO LIBOR 6 MO	11/1/2005	12/1/2005	5.5	8.3	14.3	FULL DOC	10/24/2003	105000	0	N	NA		1	0	360	360	2	1	6
59576124	508	SFR	ARM	D	0	358.976	60	60	10.65	10.65	12/1/2003	11/1/2003	1066.73	1/1/2003	115200	115155.67	REFI-CASH OUT	OWNER	OO LIBOR 6 MO	11/1/2005	12/1/2005	6.75	10.65	16.65	FULL DOC	10/24/2003	192000	0	N	NA		1	0	360	360	2	1	6
57354468	694	PUD	ARM	7A	84.255	358.926	84.255	84.255	5.99	5.99	12/1/2003	11/1/2003	1185.84	1/1/2004	198000	197788.35	REFI-CASH OUT	OWNER	OO LIBOR 6 MO	11/1/2005	12/1/2005	5	5.99	11.99	FULL DOC	10/14/2003	235000	0	N	NA		1	0	360	360	2	1	6
58953229	621	SFR	ARM	2A	3	358.991	90	90	8.6	8.6	12/1/2003	11/1/2003	488.89	12/1/2003	63000	62962.61	REFI-CASH OUT	OWNER	OO LIBOR 6 MO	11/1/2005	12/1/2005	6	8.6	14.6	FULL DOC	10/22/2003	70000	0	N	NA	8	1	0	360	360	2	1	6

########